MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * Fax (303) 431-1567
                                malattyco@aol.com



                                  May 13, 2015



Securities and Exchange Commission
Attn: Karina V. Dorin
Division of Corporation Finance Mail Stop 3561
Washington, D.C. 20549

RE: T-REX OIL, INC.
AMENDMENT NO. 1 TO CURRENT REPORT ON FORM 8-K12G3
FILED MARCH 13, 2015
FILE NO. 0-51425

Dear Ms. Dorin:

We received your comment letter to Amendment No. 1, therefore, we are submitting this letter in response. Amendment No. 2 to Form 8K12g3 has been filed on the EDGAR system in which we have made edits in response to comments number 1-3.


AMENDMENT NO. 1 TO CURRENT REPORT ON FORM 8-K12G3 FILED MARCH 13, 2015
-----------------------------------------------------------------------

SUMMARY OF OIL AND NATURAL GAS PROPERTIES AND PROJECTS, PAGE 6
---------------------------------------------------------------

DEVELOPED AND UNDEVELOPED ACREAGE, PAGE 6
-----------------------------------------

         1. We note your response to prior comment 5 in our letter dated January 22, 2015, including the revised acreage figures for Burke Ranch, relating to the presentation of the total gross developed and undeveloped acreage. However, the 14,484.17 acre figure disclosed as the total gross undeveloped acreage on page 6 of Amendment No. 1 does not appear to represent a mathematical summation of the individual line item entries in the table which would result in a figure of 10,484.17 acres. We also note the expanded disclosure on page 8 relating to the Burke Ranch Unit indicates there are 1,467.64 gross acres inside the Unit and an additional 2,917.02 gross acres outside the Unit. These figures do not appear to correlate with the total acreage figure of 4,821.88 gross acres provided on page 8 or the mathematical summation of the 1,467.64 gross developed and 2,237 gross undeveloped acres provided on page 6 for the Burke Ranch. Please advise or revise your disclosure regarding the inconsistency in your figures.

ANSWER:  WE HAVE CORRECTED AND AMENDED PAGES 6 THROUGH 8.

         2. The expanded disclosure provided on page 8 relating to the Burke Ranch Unit indicates the 1,467.64 gross acres disclosed elsewhere on page 6 as developed acreage are held by production ("HBP").

         The guidance in Item 1208(c)(4) of Regulation S-K, states that undeveloped acreage "encompasses those lease acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves." Therefore, acreage attributable to existing wells that require major expenditures before production of economic quantities of oil or gas may commence, should be reported as undeveloped acreage.

         Any acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas, but that is otherwise held by production, would also be deemed to be undeveloped acreage pursuant to this guidance.

         Given the foregoing, please advise or revise the tabular presentation of developed and undeveloped acreage on page 6 to resolve inconsistencies in the classification of acreage in the Burke Ranch Unit to conform to Item 1208(b) of Regulation S-K.

ANSWER:  WE HAVE REVISED THE TABLES AND DISCLOSURES ON PAGES 6 THROUGH 7.

PRODUCTIVE WELLS, PAGE 6
------------------------

         3. We have read your response to prior comment 7 indicating there are no productive natural gas wells attributable to the Company's working interests in Cole Creek and the revisions to the tabular disclosure on page 6 of Amendment No. 1 to remove the disclosure of such wells.

         We also note that you previously disclosed that the Company did not have any productive oil wells. However, the tabular disclosure provided on page 6 of Amendment No. 1 has been revised to indicate there are seven gross productive oil wells, 5 gross (5 net) productive oil wells in Burke Ranch and 2 gross (0.65 net) productive oil wells in Sioux County, Nebraska. Other than the reference to one oil well that produces intermittently in the Sioux County, Nebraska area, the disclosures provided on pages 7 and 8 relating to the Sioux County, Nebraska area and the Burke Ranch Unit do not refer to any productive oil wells as of December 31, 2014. We also note the disclosure elsewhere on page 6 that you did not have any oil production or sales during the year ended December 31, 2014 and on page 5 that the Company does not have any proved oil reserves as of December 31, 2014.

         The guidance in Item 1208(c)(3) of Regulation S-K, states that productive wells "include producing wells and wells mechanically capable of production." Please tell us why each of the seven wells meets the requirement for disclosure as productive wells. To the extent that any of the seven wells do not meet this guidance, please revise your disclosure of productive wells accordingly.

ANSWER: IN RESPONSE WE HAVE REVISED THE TABLES TO CORRECT AND HAVE ADDED THE NOTE ON PAGES 6 THROUGH 8.


We hope these amendments meet with your approval.

Sincerely,

/s/ Michael A. Littman
Michael A. Littman